UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DUSA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

266898105

(CUSIP Number)

Fred B. Green

Bodman PLC

1901 St. Antoine Street

6th Floor at Ford Field

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266898105

1.	Names of Reporting Persons. Sun Pharmaceutical Industries Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)              Based on 100,000,000 shares outstanding as of December 20, 2012.  As a result of completion of the Offer and issuance of the Top-Up Shares, Purchaser owned approximately 54,312,535 (90%) of the outstanding Shares.  Following the completion of the Offer, each of the Issuer’s stock options and warrants were canceled and converted into the right to receive payment in accordance with the terms of the Merger Agreement.  Immediately prior to the Effective Time, each of the Issuer’s restricted shares became vested and treated as Shares. On December 20, 2012, Purchaser merged with and into Issuer with Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger Agreement, at the Effective Time each Share (except for Shares held by (i) Issuer as treasury stock or (ii) Sun Pharma, CPL or their direct or indirect subsidiaries) was canceled and converted into the right to receive the same Offer Price paid in the Offer.  Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Share held in the treasury of the Issuer and each Share owned by Purchaser, Sun Pharma, CPL and their direct and indirect subsidiaries was cancelled and, at the Effective Time, each share of common stock of Purchaser was converted into one share of Issuer Common Stock.  As a result, CPL owns 100,000,000 shares of common stock of the Issuer.

CUSIP No. 266898105

1.	Names of Reporting Persons. Sun Pharma Global, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)              Based on 100,000,000 shares outstanding as of December 20, 2012. As a result of completion of the Offer and issuance of the Top-Up Shares, Purchaser owned approximately 54,312,535 (90%) of the outstanding Shares.  Following the completion of the Offer, each of the Issuer’s stock options and warrants were canceled and converted into the right to receive payment in accordance with the terms of the Merger Agreement.  Immediately prior to the Effective Time, each of the Issuer’s restricted shares became vested and treated as Shares.  On December 20, 2012, Purchaser merged with and into Issuer with Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger Agreement, at the Effective Time each Share (except for Shares held by (i) Issuer as treasury stock or (ii) Sun Pharma, CPL or their direct or indirect subsidiaries) was canceled and converted into the right to receive the same Offer Price paid in the Offer.  Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Share held in the treasury of the Issuer and each Share owned by Purchaser, Sun Pharma, CPL and their direct and indirect subsidiaries was cancelled and, at the Effective Time, each share of common stock of Purchaser was converted into one share of Issuer Common Stock.  As a result, CPL owns 100,000,000 shares of common stock of the Issuer.

CUSIP No. 266898105

1.	Names of Reporting Persons. Caraco Pharmaceutical Laboratories, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)              Based on 100,000,000 shares outstanding as of December 20, 2012.  As a result of completion of the Offer and issuance of the Top-Up Shares, Purchaser owned approximately 54,312,535 (90%) of the outstanding Shares.  Following the completion of the Offer, each of the Issuer’s stock options and warrants were canceled and converted into the right to receive payment in accordance with the terms of the Merger Agreement.  Immediately prior to the Effective Time, each of the Issuer’s restricted shares became vested and treated as Shares.  On December 20, 2012, Purchaser merged with and into Issuer with Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger Agreement, at the Effective Time each Share (except for Shares held by (i) Issuer as treasury stock or (ii) Sun Pharma, CPL or their direct or indirect subsidiaries) was canceled and converted into the right to receive the same Offer Price paid in the Offer.  Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Share held in the treasury of the Issuer and each Share owned by Purchaser, Sun Pharma, CPL and their direct and indirect subsidiaries was cancelled and, at the Effective Time, each share of common stock of Purchaser was converted into one share of Issuer Common Stock.  As a result, CPL owns 100,000,000 shares of common stock of the Issuer.

CUSIP No. 266898105

1.	Names of Reporting Persons. Dilip S. Shanghvi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)              Based on 100,000,000 shares outstanding as of December 20, 2012.  As a result of completion of the Offer and issuance of the Top-Up Shares, Purchaser owned approximately 54,312,535 (90%) of the outstanding Shares.  Following the completion of the Offer, each of the Issuer’s stock options and warrants were canceled and converted into the right to receive payment in accordance with the terms of the Merger Agreement.  Immediately prior to the Effective Time, each of the Issuer’s restricted shares became vested and treated as Shares.  On December 20, 2012, Purchaser merged with and into Issuer with Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger Agreement, at the Effective Time each Share (except for Shares held by (i) Issuer as treasury stock or (ii) Sun Pharma, CPL or their direct or indirect subsidiaries) was canceled and converted into the right to receive the same Offer Price paid in the Offer.  Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Share held in the treasury of the Issuer and each Share owned by Purchaser, Sun Pharma, CPL and their direct and indirect subsidiaries was cancelled and, at the Effective Time, each share of common stock of Purchaser was converted into one share of Issuer Common Stock.  As a result, CPL owns 100,000,000 shares of common stock of the Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on November 19, 2012 (as amended and supplemented from time to time, the “Schedule 13D”) by Sun Pharmaceutical Industries Limited, a company organized under the laws of India (“Sun Pharma”), Sun Pharma Global, Inc., a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Sun Pharma (“Sun Global”), Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation and a wholly owned subsidiary of Sun Pharma and Sun Global (“CPL”), Dilip S. Shanghvi, the controlling shareholder of Sun Pharma, and Caraco Acquisition Corporation, a New Jersey corporation and wholly owned subsidiary of CPL (“Purchaser”) pursuant to the joint filing agreement filed with the original Schedule 13D.  The Schedule 13D relates to the tender offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, no par value per share (each, a “Share” and, collectively, the “Shares” or “Issuer Common Stock”) of DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Issuer”), at a price per Share of $8.00 net to the seller in cash, without interest and less applicable withholding taxes (such amount, the “Offer Price”), the issuance of 33,365,911 shares of Issuer to Purchaser at a price per share equal to the Offer Price pursuant to its exercise of a top-up option, and the subsequent merger (the “Merger”) of Purchaser with and into the Issuer, with the Issuer continuing as the surviving corporation, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 8, 2012 (the “Merger Agreement”), by and among the Issuer, Sun Pharma and Purchaser.  Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction

The information set forth under Item 6 is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of Issuer

The information set forth under Item 6 is hereby incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4, Item 5(a), (b) and (c) and Item 6 of the Schedule 13D are hereby amended and supplemented by adding the following at the end of each section thereof:

“The Offer expired at 12:00 Midnight, New York City time, on Wednesday, December 19, 2012 (at the end of the day on December 19, 2012). According to American Stock Transfer and Trust Company, LLC, the depositary for the Offer, as of the expiration of the Offer, approximately 20,946,624 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 82.4% of the outstanding Shares.  In addition, approximately 1,035,094 Shares were delivered through notices of guaranteed delivery. If all guaranteed delivery Shares are received, then approximately 86.4% of the outstanding Shares will have been tendered. All Shares that were validly tendered and not properly withdrawn in the Offer have been accepted for purchase and payment at the Offer Price by the Purchaser. Each of the Issuer’s stock options and warrants were canceled and converted into the right to receive payment in accordance with the terms of the Merger Agreement. On December

20, 2012, CPL issued a press release announcing that Purchaser accepted for payment all Shares that were validly tendered and not properly withdrawn prior to expiration of the Offer in accordance with the terms of the Offer. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

On December 20, 2012, Purchaser also exercised its Top-Up Option under the Merger Agreement to purchase from the Issuer 33,365,911 newly-issued shares of Issuer Common Stock (the “Top-Up Shares”) at a price per Share equal to the Offer Price, that when added to the number of Shares owned directly or indirectly by Sun Pharma and Purchaser at the time of such exercise, equals at least one (1) Share more than 90% of the number of shares of Issuer Common Stock then outstanding (after giving effect to the issuance of the Top-Up Shares pursuant to the exercise of the Top-Up Option). As a result of the Offer and the issuance of the Top-Up Shares, Purchaser owned approximately 54,312,535 Shares. Immediately prior to the Effective Time, each of the Issuer’s restricted shares became vested and treated as Shares.

Purchaser completed its acquisition of the Issuer through the merger of Purchaser with and into the Issuer, with the Issuer continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of CPL, in accordance with the short-form merger provisions of the New Jersey Business Corporation Act (the “NJBCA”). The Merger became effective (the “Effective Time”) on December 20, 2012 at 4:01 p.m., upon the filing by Purchaser of a certificate of merger with the Department of Treasury of the State of New Jersey. Pursuant to the terms of the Merger Agreement, at the Effective Time each Share (except for Shares held by (i) Issuer as treasury stock or (ii) Sun Pharma, CPL or their direct or indirect subsidiaries) were canceled and converted into the right to receive the same $8.00 per Share paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes.  Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Share held in the treasury of the Issuer and each Share owned by Purchaser, Sun Pharma, CPL and their direct and indirect subsidiaries was cancelled and, at the Effective Time, each share of common stock of Purchaser was converted into one share of Issuer Common Stock.  As a result, CPL owns 100,000,000 shares of common stock of the Issuer.  On December 20, 2012, Issuer notified the NASDAQ Global Market (the “NASDAQ”) of the completion of the Merger and requested that trading of the Issuer Common Stock on the NASDAQ be suspended.  On December 20, 2012, the NASDAQ filed a Form 25 with the Securities and Exchange Commission to report that shares of Issuer Common Stock are no longer listed on NASDAQ.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to DUSA’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2012 and is incorporated herein by reference.

In connection with the consummation of the Merger, on December 20, 2012, each of the following members of the Issuer’s Board resigned from the Board:  Messrs. Alfred Altomari, David M. Bartash, Alexander W. Casdin, Robert F. Doman, Jay M. Haft, Paul J. Hondros, Magnus Moliteus and David M. Wurzer.

Pursuant to the terms of the Merger Agreement, on December 20, 2012, each of the directors of Purchaser immediately prior to the Effective Time, which were Messrs. Kal Sundaram and G.P. Singh, became the directors of Issuer following the Merger.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Title

99.2

Press Release dated December 20, 2012 issued by Caraco Pharmaceutical Laboratories, Ltd., incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO-T/A filed by Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Mr. Shanghvi and Caraco Acquisition Corporation with the SEC on December 20, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012

SUN PHARMACEUTICAL INDUSTRIES LIMITED

	By:	/s/ Dilip S. Shanghvi
	Name:	Dilip S. Shanghvi
	Title:	Managing Director

SUN PHARMA GLOBAL, INC.

	By:	/s/ Harin Mehta
	Name:	Harin Mehta
	Title:	Director

CARACO PHARMACEUTICAL LABORATORIES, LTD.

	By:	/s/ Mukul Rathi
	Name:	Mukul Rathi
	Title:	Interim Chief Financial Officer

DILIP S. SHANGHVI

/s/ Dilip S. Shanghvi
Dilip S. Shanghvi

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 2.1

Agreement and Plan of Merger, dated November 8, 2012, by and among Sun Pharmaceutical Industries, Limited, Caraco Acquisition Corporation and DUSA Pharmaceuticals, Inc., incorporated by reference to Exhibit 2.1 to DUSA Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2012.

Exhibit 2.2	Form of Support Agreement, incorporated by reference to Exhibit 2.2 to the Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012.

Exhibit 99.1

Joint Filing Agreement between Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Mr. Shanghvi and Caraco Acquisition Corporation dated as of November 19, 2012, incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012.

Exhibit 99.2

Press Release dated December 20, 2012 issued by Caraco Pharmaceutical Laboratories, Ltd., incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO-T/A filed by Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Mr. Shanghvi and Caraco Acquisition Corporation with the SEC on December 20, 2012.